Exhibit (a)(5)

BJ’s Wholesale Club, Inc.

FORM OF PROMISE TO GRANT OPTIONS

Pursuant to the Offer to Exchange Outstanding Stock Options

dated April 25, 2003

To: Participants in the BJ’s Wholesale Club, Inc. Stock Option Exchange Offer

In exchange for your surrender of certain outstanding stock options, BJ’s Wholesale Club, Inc. promises to grant to you a new stock option or options, as applicable, exercisable for shares of its common stock. Under the terms of the Offer to Exchange Outstanding Stock Options dated April 25, 2003, you will receive a new option to purchase one share of common stock for every two shares of common stock that were issuable upon exercise of a surrendered option. During the six months following the date of grant of the new options, none of the new options will vest or become exercisable. Beginning on the date that is six months following the new option grant date, the new options will immediately vest to the same extent that the options they replace would have been vested on that date had they not been surrendered. After that date, the new options will have the same vesting schedule as the options they replace. The new options will be granted on the first business day that is at least one day after the date the offer expires, which the Company anticipates will be November 28, 2003. The exercise price of each new option will be the closing price of our common stock as reported on the New York Stock Exchange on the date of grant of the new options. Each new option will be subject to the terms and conditions of our 1997 Stock Incentive Plan, as amended, and the nonstatutory stock option agreement entered into between you and us.

This promise to grant stock options to you does not constitute a guarantee of employment with us for any period. Your employment with us remains “at-will” and can be terminated by either you or us at any time, with or without cause or notice. If you voluntarily terminate your employment with us with or without reason, or if we terminate your employment with or without cause, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

Notwithstanding the foregoing, you may not be granted new options if BJ’s Wholesale Club, Inc. enters into a merger or similar transaction in which there is a change of control of BJ’s Wholesale Club, Inc. prior to the grant of new options.

This promise is subject to the terms and conditions of the document entitled “Offer to Exchange Outstanding Stock Options” dated April 25, 2003, and the election form previously completed and submitted by you, both of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and BJ’s Wholesale Club, Inc. with respect to this transaction.

BJ’s Wholesale Club, Inc.

Frank D. Forward

Chief Financial Officer

Date:             , 2003